OPPENHEIMER MANAGEMENT CORPORATION
Two World Trade Center, 34th Floor
New York, New York  10048-0203



                                    October 25, 1995



The Board of Trustees
Oppenheimer Enterprise Fund
Two World Trade Center
New York, New York  10048-0203

To the Board of Trustees:

     Oppenheimer Management Corporation ("OMC") herewith purchases 10,000 Class A shares, 100 Class B shares and 100 Class C shares of Oppenheimer Enterprise Fund (the "Fund") at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $102,000.

     In connection with such purchase, OMC represents that such purchase is made for investment purposes by OMC without any present intention of redeeming or selling such shares. OMC will advance all organizational and start-up costs of the Fund. Such expenses will be amortized over a five-year period from the date operations commence. On the first day that total assets exceed $5 million, the Fund will reimburse OMC for all start-up expenses. In the event that all or part of OMC's initial investment in shares of the Fund is withdrawn during the amortization period, by any holder thereof, the redemption proceeds will be reduced by the proportionate amount of the unamortized organization costs represented by the ratio that the number of shares redeemed bears to the number of initial shares outstanding at the time of such redemption.

                          Very truly yours,

                          OPPENHEIMER MANAGEMENT CORPORATION



                          By: /s/ Merryl Hoffman
                               Merryl Hoffman, Vice President